FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligation may	Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response . . . . 0.5
continue. See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person* Cody Thomas G.	2. Issuer Name and Ticker or Trading Symbol Federated Department Stores, Inc. ("FD")						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title Other (specify below) below) Vice Chair
(Last) (First) (Middle) c/o Federated Department Stores, Inc. 7 West Seventh Street	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year March 24, 2003
(Street) Cincinnati Ohio 45202				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X__Form filed by One Reporting Person ____Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5))			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/24/03		F		411	D	$29.77	40,544	D
Common Stock								740	I	By 401(k) Plan

(1) Reflects the withdrawal of the reporting person's balance from his account in the Issuer's 401 (k) plan, and derived by dividing the value of the undivided interest of the reporting person in the        applicable investment fund as of March 24, 2003 by $28.03, the stock price as of such date.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly                                               (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                                                        SEC 1474 (9-02)
                                     Potential persons who are to respond to the collection of information contained in this form are not
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FORM 4 (continued)      Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of Deriv- ative Secur- Ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Secu- Rity: Direct (D) or Indirect (I) (Instr. 4)	11. Na- ture of In- direct Bene- ficial Own- ership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cis-able	Expi- ration Date	Title	Amount or Number of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  By:   /s/ Padma Tatta Cariappa                                        3/25/03
                                                                                                                      ** Padma Tatta Cariappa as attorney-in-fact              Date
                                                                                                                           for Thomas G. Cody pursuant to a Power of Attorney
 Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.                                                                                             Page 2
Potential persons who are to respond to the collection of information contained in this form are not
Required to respond unless the form displays a currently valid OMB Number.